SECURIT [redacted] ISSION

02021069

ANN ORT

FORM X-17A-5 PART III

RECEIVED OCT 21 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

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SEC FILE NUMBER 8-52522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORT X.COM

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3972 BARRANCA PKWY, SUITE J644
(No. and Street)

IRVINE (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHACHAR (949)475-5652
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARON ACCOUNTANCY CORPORATION, CPA'S
(Name – *if individual, state last, first, middle name*)

1470 JAMBOREE ROAD (Address) NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 19 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EYAL SHACHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORTX.COM, as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Karmen White

Notary Public

KARMEN WHITE
Commission # 1371170
Notary Public - California
Orange County
My Comm. Expires Aug 20, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital. (CORRECTED)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

NET CAPITAL	
Total stockholder's equity	$12,149
Deduct stockholder's equity not allowable for net capital	0
Net Capital	$12,149
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$5,000
Net capital per above	12,149
Excess net capital	$7,149
RECONCILATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's FOCUS report	$12,949
Audit adjustments-	
Franchise tax expense	800
Net capital per above	$12,149

Schedule I

BARON ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

1470 Jamboree Road
Newport Beach, CA 92660
TEL: (949) 640-0588
FAX: (949) 640-6003
E-mail: BARONCPA@AOL.COM

October 11, 2002

To the NASD, and SEC

The attached statement of the Computation of Net Capital, at June 30, 2002, was corrected to reflect the proper amount of Net Capital with the amount shown on the Company's FOCUS report. Should you have any questions, please feel free to contact us.

Sincerely,

Baron Accountancy Corp.

Baron Accountancy Corp.